FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 29, 2021

Item 1

Banco Santander, S.A. (“Banco Santander”), in compliance with the Spanish and Mexican market legislation and U.S. securities laws, hereby communicates the following:

OTHER MATERIAL INFORMATION

Banco Santander, S.A., as a supplement to its announcements of 26 March, 24 May and 8 June, 2021, announces that it expects to launch on 3 November, 2021, subject to obtaining the relevant regulatory approval and the terms and conditions that will be set forth in an informative memorandum (folleto informativo) (the “Informative Memorandum”) and in a U.S offer to purchase (the “U.S. Offer to Purchase”), voluntary tender offers for cash (as provided under article 97 of the Mexican Securities Market Law (Ley del Mercado de Valores) and U.S. securities laws, as applicable) to acquire all of the Series B shares and American Depositary Shares (ADSs) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) not already held, directly or indirectly, by Banco Santander, which represent approximately 8.27% of Santander Mexico`s share capital (the “Tender Offers”). Banco Santander previously announced its intention to launch such Tender Offers for a price of 24 Mexican pesos for every share of Santander Mexico and 120 Mexican pesos for every ADS of Santander Mexico and now announces that it has determined to increase the price of the Tender Offers to 26.50 Mexican pesos for each Santander Mexico Series B share and the U.S. Dollar equivalent of 132.50 Mexican pesos per ADS.

Pursuant to the Informative Memorandum and the U.S. Offer to Purchase, respectively, the Tender Offers are expected to remain in force from 3 November, 2021 and until 7 December, 2021, unless the initial period is extended. Notwithstanding the foregoing, the offer period may be subsequently extended on one or more occasions at the discretion of Banco Santander in accordance to the terms of the Tender Offers.

For clarification purposes, the payment of a cash dividend amounting to 0.275 Mexican pesos per share (1.375 Mexican pesos per ADS) approved at Santander Mexico’s ordinary general shareholders’ meeting held on 25 October 2021 will not adjust the price of the Tender Offers.

The financial impacts of the Tender Offers by Santander Group are not materially different to the ones announced when the transaction was first informed.

Boadilla del Monte (Madrid), 29 October, 2021

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by Banco Santander may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Banco Santander or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Our forward-looking statements speak only as at date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 29, 2021	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance